                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K

                             ----------------------


(Mark one)

[X]                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31,2000


                                       OR


[ ]              TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________


                         Commission file number 1-12981

                             ----------------------


                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                            (Full title of the plan)


                                  AMETEK, INC.
                 37 NORTH VALLEY ROAD, BUILDING 4, P.O. BOX 1764
                         PAOLI, PENNSYLVANIA 19301-0801
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                         Report of Independent Auditors

The Administrative Committee
AMETEK Retirement and Savings Plan

We have audited the accompanying statements of financial condition of the AMETEK Retirement and Savings Plan as of December 31, 2000 and 1999, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the AMETEK Retirement and Savings Plan at December 31, 2000 and 1999, and the income and changes in plan equity for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                                       /s/ Ernst & Young LLP




Philadelphia, Pennsylvania
June 7, 2001

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                        STATEMENT OF FINANCIAL CONDITION

                                DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------
                                                   FIXED                                                       COMMON
                                                   INCOME        BALANCED        EQUITY        INSURANCE        STOCK
                                                    FUND           FUND           FUND         CONTRACTS        FUND
------------------------------------------------------------------------------------------------------------------------
ASSETS

      Investments at fair value:
          Guaranteed Investment Contracts        $38,731,332    $         -   $         -       $      -     $        -
          Vanguard Group of Mutual Funds           8,011,422     13,517,248    50,583,095              -              -
          Fidelity Magellan Fund                           -              -    20,267,830              -              -
          BlackRock Small Cap Fund                         -              -    15,377,629              -              -
          Cash value of life insurance                     -              -             -        421,067              -
          AMETEK, Inc. common stock                        -              -             -              -      8,734,662

                                                ------------------------------------------------------------------------
          Total Investments                       46,742,754     13,517,248    86,228,554        421,067      8,734,662

      Receivables:
          Employee contributions                     125,665         65,212       311,166          1,243         22,161
          Employer contributions                      56,032         54,344       172,408              -         15,143
          Loans to participants                            -              -             -              -              -
      Interfund accounts                              53,125         10,512        69,654              -          7,263

                                                ------------------------------------------------------------------------
          Total Assets                           $46,977,576    $13,647,316   $86,781,782       $422,310     $8,779,229
                                                ========================================================================

LIABILITIES AND PLAN EQUITY

      Liability for Insurance Contribution       $         -    $         -   $         -       $  1,243     $        -

                                                ------------------------------------------------------------------------
          Total Liabilities                                -              -             -          1,243              -
      Plan equity                                 46,977,576     13,647,316    86,781,782        421,067      8,779,229

                                                ------------------------------------------------------------------------
          Total liabilities and plan equity      $46,977,576    $13,647,316   $86,781,782       $422,310     $8,779,229
                                                ========================================================================

------------------------------------------------------------------------------

                                                     LOAN           TOTAL
                                                   ACCOUNT
------------------------------------------------------------------------------
ASSETS

      Investments at fair value:
          Guaranteed Investment Contracts        $        -      $ 38,731,332
          Vanguard Group of Mutual Funds                  -        72,111,765
          Fidelity Magellan Fund                          -        20,267,830
          BlackRock Small Cap Fund                        -        15,377,629
          Cash value of life insurance                    -           421,067
          AMETEK, Inc. common stock                       -         8,734,662

                                                ------------------------------
          Total Investments                               -       155,644,285

      Receivables:
          Employee contributions                          -           525,447
          Employer contributions                          -           297,927
          Loans to participants                   6,068,270         6,068,270
      Interfund accounts                           (140,554)                -

                                                ------------------------------
          Total Assets                           $5,927,716      $162,535,929
                                                ==============================

LIABILITIES AND PLAN EQUITY

      Liability for Insurance Contribution       $        -      $      1,243

                                                ------------------------------
          Total Liabilities                               -             1,243
      Plan equity                                 5,927,716       162,534,686

                                                ------------------------------
          Total liabilities and plan equity      $5,927,716      $162,535,929
                                                ==============================

                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                        STATEMENT OF FINANCIAL CONDITION

                                DECEMBER 31, 1999

------------------------------------------------------------------------------------------------------------------------
                                                   FIXED                                                       COMMON
                                                   INCOME        BALANCED        EQUITY        INSURANCE        STOCK
                                                    FUND           FUND           FUND         CONTRACTS        FUND
------------------------------------------------------------------------------------------------------------------------
ASSETS

      Investments at fair value:
          Guaranteed Investment Contracts        $42,785,829    $         -   $         -       $      -     $        -
          Vanguard Group of Mutual Funds           7,534,831     13,440,070    45,874,249              -              -
          Fidelity Magellan Fund                           -              -    21,978,570              -              -
          BlackRock Small Cap Fund                         -              -    13,922,459              -              -
          Cash value of life insurance                     -              -             -        419,059              -
          AMETEK, Inc. common stock                        -              -             -              -      7,493,131

                                                ------------------------------------------------------------------------
          Total Investments                       50,320,660     13,440,070    81,775,278        419,059      7,493,131

      Receivables:
          Employee contributions                     153,202         67,303       305,366          1,754         28,275
          Employer contributions                     112,310        154,132       360,298              -         44,304
          Loans to participants                            -              -             -              -              -
      Interfund accounts                              49,081          6,572        56,980              -          7,203

                                                ------------------------------------------------------------------------
          Total Assets                           $50,635,253    $13,668,077   $82,497,922       $420,813     $7,572,913
                                                ========================================================================

LIABILITIES AND PLAN EQUITY

      Liability for Insurance Contribution       $         -    $         -   $         -       $  1,754     $        -

                                                ------------------------------------------------------------------------
          Total Liabilities                                -              -             -          1,754              -
      Plan equity                                 50,635,253     13,668,077    82,497,922        419,059      7,572,913

                                                ------------------------------------------------------------------------
          Total liabilities and plan equity      $50,635,253    $13,668,077   $82,497,922       $420,813     $7,572,913
                                                ========================================================================

------------------------------------------------------------------------------

                                                     LOAN           TOTAL
                                                   ACCOUNT
------------------------------------------------------------------------------
ASSETS

      Investments at fair value:
          Guaranteed Investment Contracts        $        -      $ 42,785,829
          Vanguard Group of Mutual Funds                  -        66,849,150
          Fidelity Magellan Fund                          -        21,978,570
          BlackRock Small Cap Fund                        -        13,922,459
          Cash value of life insurance                    -           419,059
          AMETEK, Inc. common stock                       -         7,493,131

                                                ------------------------------
          Total Investments                               -       153,448,198

      Receivables:
          Employee contributions                          -           555,900
          Employer contributions                          -           671,044
          Loans to participants                   6,515,528         6,515,528
      Interfund accounts                           (119,836)                -

                                                ------------------------------
          Total Assets                           $6,395,692      $161,190,670
                                                ==============================

LIABILITIES AND PLAN EQUITY

      Liability for Insurance Contribution       $        -      $      1,754

                                                ------------------------------
          Total Liabilities                               -             1,754
      Plan equity                                 6,395,692       161,188,916

                                                ------------------------------
          Total liabilities and plan equity      $6,395,692      $161,190,670
                                                ==============================

                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                          YEAR ENDED DECEMBER 31, 2000

------------------------------------------------------------------------------------------------------------------------
                                                   FIXED                                                       COMMON
                                                   INCOME        BALANCED        EQUITY        INSURANCE        STOCK
                                                    FUND           FUND           FUND         CONTRACTS        FUND
------------------------------------------------------------------------------------------------------------------------
ADDITIONS

      Contributions:
          Employee                               $ 2,666,921    $ 1,293,678   $ 6,630,708       $ 29,234     $  505,774
          Employer                                   866,188        661,578     2,456,718              -        222,426
          Rollovers from other plans                 172,949        272,654       429,101              -         23,863

                                                ------------------------------------------------------------------------
              Total Contributions                  3,706,058      2,227,910     9,516,527         29,234        752,063
                                                ------------------------------------------------------------------------

      Investment Income:
          Interest and dividends                   2,870,696        926,452     8,651,527         30,763         65,434
          Net realized and unrealized
               gain (loss) on investments             46,663       (307,183)  (12,181,221)             -      2,400,099

                                                ------------------------------------------------------------------------
              Total Investment Income (Loss)       2,917,359        619,269    (3,529,694)        30,763      2,465,533
                                                ------------------------------------------------------------------------

              Total Contributions and           ------------------------------------------------------------------------
                 Investment Income                 6,623,417      2,847,179     5,986,833         59,997      3,217,596
                                                ------------------------------------------------------------------------

DEDUCTIONS

      Withdrawals and terminations                (7,480,918)    (1,562,641)   (7,304,006)       (28,755)      (832,445)
      Insurance premiums and commissions - net             -              -             -        (29,234)             -
      Net interfund transfers                     (2,800,176)    (1,305,299)    5,601,033              -     (1,178,835)

                                                ------------------------------------------------------------------------
              Total Deductions                   (10,281,094)    (2,867,940)   (1,702,973)       (57,989)    (2,011,280)
                                                ------------------------------------------------------------------------

Increase (decrease)  in plan equity               (3,657,677)       (20,761)    4,283,860          2,008      1,206,316

Plan equity at beginning of year                  50,635,253     13,668,077    82,497,922        419,059      7,572,913

                                                ------------------------------------------------------------------------
Plan equity at end of year                       $46,977,576    $13,647,316   $86,781,782       $421,067     $8,779,229
                                                ========================================================================

------------------------------------------------------------------------------

                                                     LOAN           TOTAL
                                                   ACCOUNT
------------------------------------------------------------------------------
ADDITIONS

      Contributions:
          Employee                               $        -      $ 11,126,315
          Employer                                        -         4,206,910
          Rollovers from other plans                      -           898,567

                                                ------------------------------
              Total Contributions                         -        16,231,792
                                                ------------------------------

      Investment Income:
          Interest and dividends                    512,427        13,057,299
          Net realized and unrealized
               gain (loss) on investments                 -       (10,041,642)

                                                ------------------------------
              Total Investment Income (Loss)        512,427         3,015,657
                                                ------------------------------

              Total Contributions and           ------------------------------
                 Investment Income                  512,427        19,247,449
                                                ------------------------------

DEDUCTIONS

      Withdrawals and terminations                 (663,680)      (17,872,445)
      Insurance premiums and commissions - net            -           (29,234)
      Net interfund transfers                      (316,723)                -

                                                ------------------------------
              Total Deductions                     (980,403)      (17,901,679)
                                                ------------------------------

Increase (decrease)  in plan equity                (467,976)        1,345,770

Plan equity at beginning of year                  6,395,692       161,188,916

                                                ------------------------------
Plan equity at end of year                       $5,927,716      $162,534,686
                                                ==============================

                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                          YEAR ENDED DECEMBER 31, 1999

------------------------------------------------------------------------------------------------------------------------
                                                   FIXED                                                       COMMON
                                                   INCOME        BALANCED        EQUITY        INSURANCE        STOCK
                                                    FUND           FUND           FUND         CONTRACTS        FUND
------------------------------------------------------------------------------------------------------------------------
ADDITIONS

      Contributions:
          Employee                               $ 3,177,848    $ 1,329,916   $ 6,117,112       $ 32,825     $  645,724
          Employer                                 1,098,433        880,320     2,595,597              -        332,084
          Rollovers from other plans                 131,897        247,761       404,170              -         59,713

                                                ------------------------------------------------------------------------
              Total Contributions                  4,408,178      2,457,997     9,116,879         32,825      1,037,521
                                                ------------------------------------------------------------------------

      Investment Income:
          Interest and dividends                   2,857,002        938,464     6,824,004         28,940         76,820
          Net realized and unrealized
               gain (loss) on investments           (103,809)       (84,246)    8,465,100              -     (1,266,576)

                                                ------------------------------------------------------------------------
              Total Investment Income (Loss)       2,753,193        854,218    15,289,104         28,940     (1,189,756)
                                                ------------------------------------------------------------------------

              Total Contributions and           ------------------------------------------------------------------------
                 Investment Income (Loss)          7,161,371      3,312,215    24,405,983         61,765       (152,235)
                                                ------------------------------------------------------------------------

DEDUCTIONS

      Withdrawals and terminations                (5,859,879)      (556,887)   (4,714,253)       (76,734)      (608,202)
      Insurance premiums and commissions - net             -              -             -        (32,825)             -
      Net interfund transfers                       (630,079)      (643,420)    2,170,817              -     (1,004,884)

                                                ------------------------------------------------------------------------
              Total Deductions                    (6,489,958)    (1,200,307)   (2,543,436)      (109,559)    (1,613,086)
                                                ------------------------------------------------------------------------

Increase (decrease)  in plan equity                  671,413      2,111,908    21,862,547        (47,794)    (1,765,321)

Plan equity at beginning of year                  49,963,840     11,556,169    60,635,375        466,853      9,338,234

                                                ------------------------------------------------------------------------
Plan equity at end of year                       $50,635,253    $13,668,077   $82,497,922       $419,059     $7,572,913
                                                ========================================================================

------------------------------------------------------------------------------

                                                     LOAN           TOTAL
                                                   ACCOUNT
------------------------------------------------------------------------------
ADDITIONS

      Contributions:
          Employee                               $        -      $ 11,303,425
          Employer                                        -         4,906,434
          Rollovers from other plans                      -           843,541

                                                ------------------------------
              Total Contributions                         -        17,053,400
                                                ------------------------------

      Investment Income:
          Interest and dividends                    589,459        11,314,689
          Net realized and unrealized
               gain (loss) on investments                 -         7,010,469

                                                ------------------------------
              Total Investment Income (Loss)        589,459        18,325,158
                                                ------------------------------

              Total Contributions and           ------------------------------
                 Investment Income (Loss)           589,459        35,378,558
                                                ------------------------------

DEDUCTIONS

      Withdrawals and terminations                 (547,091)      (12,363,046)
      Insurance premiums and commissions - net            -           (32,825)
      Net interfund transfers                       107,566                 -

                                                ------------------------------
              Total Deductions                     (439,525)      (12,395,871)
                                                ------------------------------

Increase (decrease)  in plan equity                 149,934        22,982,687

Plan equity at beginning of year                  6,245,758       138,206,229

                                                ------------------------------
Plan equity at end of year                       $6,395,692      $161,188,916
                                                ==============================

                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

                          YEAR ENDED DECEMBER 31, 1998

------------------------------------------------------------------------------------------------------------------------
                                                   FIXED                                                       COMMON
                                                   INCOME        BALANCED        EQUITY        INSURANCE        STOCK
                                                    FUND           FUND           FUND         CONTRACTS        FUND
------------------------------------------------------------------------------------------------------------------------
ADDITIONS

      Contributions:
          Employee                               $ 3,543,575    $   916,134   $ 6,136,301       $ 39,679     $  777,496
          Employer                                 1,351,564        519,347     2,121,900              -        321,061
          Rollovers from other plans                 905,781      1,952,904     3,318,392              -        409,830

                                                ------------------------------------------------------------------------
              Total Contributions                  5,800,920      3,388,385    11,576,593         39,679      1,508,387
                                                ------------------------------------------------------------------------

      Investment Income:
          Interest and dividends                   2,935,484        974,202     3,092,705         24,507         83,179
          Net realized and unrealized
               gain (loss) on investments              1,038       (579,906)    6,458,799              -     (1,933,882)

                                                ------------------------------------------------------------------------
              Total Investment Income (Loss)       2,936,522        394,296     9,551,504         24,507     (1,850,703)
                                                ------------------------------------------------------------------------

              Total Contributions and           ------------------------------------------------------------------------
                 Investment Income (Loss)          8,737,442      3,782,681    21,128,097         64,186       (342,316)
                                                ------------------------------------------------------------------------

DEDUCTIONS

      Withdrawals and terminations                (3,953,577)      (368,712)   (3,508,169)       (35,036)      (572,522)
      Insurance premiums and commissions - net             -              -             -        (39,679)             -
      Net interfund transfers                       (595,149)     8,142,200    (7,960,706)        (8,109)      (246,029)

                                                ------------------------------------------------------------------------
              Total Deductions                    (4,548,726)     7,773,488   (11,468,875)       (82,824)      (818,551)
                                                ------------------------------------------------------------------------

Increase (decrease)  in plan equity                4,188,716     11,556,169     9,659,222        (18,638)    (1,160,867)

Plan equity at beginning of year                  45,775,124              -    50,976,153        485,491     10,499,101

                                                ------------------------------------------------------------------------
Plan equity at end of year                       $49,963,840    $11,556,169   $60,635,375       $466,853     $9,338,234
                                                ========================================================================

------------------------------------------------------------------------------

                                                     LOAN           TOTAL
                                                   ACCOUNT
------------------------------------------------------------------------------
ADDITIONS

      Contributions:
          Employee                               $        -      $ 11,413,185
          Employer                                        -         4,313,872
          Rollovers from other plans                      -         6,586,907

                                                ------------------------------
              Total Contributions                         -        22,313,964
                                                ------------------------------

      Investment Income:
          Interest and dividends                    398,298         7,508,375
          Net realized and unrealized
               gain (loss) on investments                 -         3,946,049

                                                ------------------------------
              Total Investment Income (Loss)        398,298        11,454,424
                                                ------------------------------

              Total Contributions and           ------------------------------
                 Investment Income (Loss)           398,298        33,768,388
                                                ------------------------------

DEDUCTIONS

      Withdrawals and terminations                 (415,599)       (8,853,615)
      Insurance premiums and commissions - net            -           (39,679)
      Net interfund transfers                       667,793                 -

                                                ------------------------------
              Total Deductions                      252,194        (8,893,294)
                                                ------------------------------

Increase (decrease)  in plan equity                 650,492        24,875,094

Plan equity at beginning of year                  5,595,266       113,331,135

                                                ------------------------------
Plan equity at end of year                       $6,245,758      $138,206,229
                                                ==============================

                             See accompanying notes.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


1.   DESCRIPTION OF THE PLAN

The following brief description of the AMETEK Retirement and Savings Plan ("the Plan") provides only summarized information. Participants should refer to the full Summary Plan Description for more complete information.

The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below, which provides eligible employees of AMETEK, Inc. ("AMETEK", or "the Company"), and certain of its subsidiaries, an opportunity to invest up to 14% of their compensation in one or a combination of investment programs (described in Note 3). Effective January 1, 2001, the Plan was amended so that participants are fully vested at all times in both their contributions to the Plan and in Company contributions. Prior to January 1, 2001, Company contributions vested after three years of service, or upon death, attainment of age 65 or normal or disability retirement. Forfeited Company contributions, which are insignificant in amount, are used to reduce current-year Company contributions. If a participant terminates employment with the Company for any reason, he or she may receive a distribution following termination of employment or may elect to commence distributions at, or after age 55, but no later than age 70-1/2. When a participant attains age 59-1/2 while still an employee, he or she can elect to withdraw the vested amount of his or her account balance. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age. The Plan also allows participants to borrow funds from their accounts, subject to a charge for administrative fees, and other certain limitations, and such amounts are reflected in a loan account receivable until repaid by the participant (see Note 4).

The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each participant, to a maximum annual contribution of $1,200 per participant. Matching Company contributions are credited to participants' accounts at the same time their contributed compensation is invested.

The Plan has a retirement feature for eligible salaried and hourly employees hired by AMETEK after December 31, 1996. AMETEK makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon each participant's age and years of service, up to predetermined limits. Employee contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature are the same as for the savings feature under the Plan. However, retirement feature contributions become fully vested after five years of service, and loans and withdrawals are not permitted.

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and applicable labor agreements. In the event of termination, each participant will receive the value of his or her separate account. Participants' collective accounts are represented by the Plan's equity as shown in the accompanying financial statements.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of financial statements

The accompanying financial statements have been prepared on the accrual basis of accounting, except for the non-accrual of a liability for amounts owed to former participants, which are reflected in plan equity in accordance with accounting principles generally accepted in the United States (see Note 8). Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Investment valuation

Investments in equity securities are carried at market value based upon closing market quotes on the last business day of the Plan year. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. Life Insurance Contracts are carried at the cash surrender value of such policies at year-end.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(continued)

Guaranteed Investment Contracts ("GICs"), all of which are considered benefit-responsive, are reported at contract value, which approximates fair value. Fully benefit-responsive investment contracts are contracts that transfer financial risk of principal and interest to a responsible third party, and provide for participant-initiated transactions without conditions, limitations or restrictions. All other investment contracts are reported at fair value.

3.   INVESTMENT PROGRAMS

At December 31, 2000 and 1999, the Vanguard Fiduciary Trust Company was the Trustee of the Plan.

Each participant may have his or her accounts invested (up to certain specified limits) in one or a combination of the following investment programs as of December 31, 2000:

(a)  The Fixed Income Funds:

     The Fixed Income Funds are comprised of a retirement savings trust, which invests in a diversified portfolio of GICs issued by insurance companies and other financial institutions. Contributions to the retirement savings trust and proceeds from its GIC maturities are invested entirely in the Vanguard Stable Value Market Fund, which invests in a more diversified GIC portfolio. The Fixed Income Fund also holds investments in two additional Vanguard Funds: a Total Bond Market Index Fund and a Prime Money Market Fund. Investments of the Fixed Income Fund (carried at fair value) are shown in the table below:

                                                                            Balance
                                                                        at December 31,
                                                                  --------------------------
                                                                      2000           1999
                                                                      ----           ----
           GICs (1)*                                              $38,731,332    $42,785,829
                                                                  -----------     ----------
           Mutual Funds:
              Prime Money Market Fund                               6,755,439      6,252,921
              Vanguard Total Bond Market Index Fund (cost 2000 -    1,255,983      1,281,910
                                                                    ---------      ---------
                  $1,252,332 and 1999 - $1,356,410)
                                                                    8,011,422      7,534,831
                                                                    ---------      ---------
           Total Fixed Income Fund investments                    $46,742,754    $50,320,660
                                                                  ===========    ===========

          * At December 31, the Stable Value Market Fund portion of the total GIC investment (2000 - $37,175,517 and 1999 - $19,702,206) represents
          5% or more of the fair value of the Plan's net assets.

          (1) Year 1999 includes synthetic investment contracts in which a financially responsible third party pays a contract rate of interest on the underlying investments, and provides for full payment of principal upon participant-directed withdrawals from the Trust. Also includes a short-term investment account utilized for withdrawals, transfers, and future GIC purchases.

      Income on the GICs is earned based on interest rates ranging from 2.4% to 7.0% for the year ended December 31, 2000 and 5.3% to 6.8% for the year ended December 31, 1999. Variable-rate contracts are reset quarterly, but will not fall below zero. Contracts with fixed rates of interest through maturity were 6.1% for the year ended December 31, 2000 and ranged between 5.9% and 6.2% for the year ended December 31, 1999. The weighted average crediting interest rate for GICs was 6.1% for 2000 and 6.3% for 1999. The average yield for all investments within the Fixed Income Fund was 5.9% and 5.7% for the Plan years ended December 31, 2000 and 1999, respectively, net of investment expenses.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


3.   INVESTMENT PROGRAMS(continued)

(b)  The Balanced Funds:

     Participants investing in the Balanced Funds have two alternatives for allocating their accounts:

     1. Vanguard LifeStrategy Growth Funds - Participants may select among three growth strategies (Conservative Growth, Moderate Growth, and Aggressive Growth), each with corresponding levels of asset allocations and investment risks. Each portfolio invests in various mutual funds within the Vanguard Group with fund objectives meeting the overall strategy chosen by the participant.

     2. Vanguard Wellington Fund - This fund invests in dividend-paying large and mid-capitalization stocks of well-established companies, as well as bonds. The fund seeks income and long-term capital appreciation, with an average blend of assets of 65% in stocks and 35% in bonds.


     At December 31, the investments of the Balanced Fund consisted of the following:

                                          ---------------------------------------------------------------------------------
                                                          2000                                      1999
                                          ---------------------------------------------------------------------------------
                                          Number of       Cost          Market       Number of       Cost          Market
                                           Shares                       Value         Shares                       Value
                                          ---------------------------------------------------------------------------------
Vanguard LifeStrategy Growth Funds         280,916     $5,035,344     $4,991,108      229,692     $4,021,329     $4,382,463
Vanguard Wellington Fund *                 302,238      9,072,484      8,526,140      323,949      9,997,965      9,057,607
                                           -------      ---------      ---------      -------      ---------      ---------

   Total Balanced Fund                     583,154    $14,107,828    $13,517,248      553,641    $14,019,294    $13,440,070
                                           =======    ===========    ===========      =======    ===========    ===========

* At December 31, investment represents 5% or more of the fair value of the Plan's net assets.

(c)  The Equity Funds:

The Equity Funds consist of mutual funds primarily in the Vanguard Group of Equity Funds. The fund includes the Vanguard Windsor II Fund, the Vanguard PRIMECAP Fund, the Vanguard International Growth Fund, the Vanguard 500 Index Fund, and the Vanguard Small Cap Index Fund. Equity Fund participants may also invest in the Fidelity Magellan Fund, which is a broadly diversified mutual fund investing in a wide range of worldwide stocks and other types of investments.

The BlackRock Small Cap Fund is also included in the Equity Fund. Both the Vanguard funds and the BlackRock fund seek long-term capital appreciation.

All of the mutual funds mentioned above use various investment techniques, including foreign exchange and derivatives transactions, though generally these funds carry significant limitations as to the use of such techniques. Shares in each fund are purchased at the net asset value of the respective funds and no direct commissions, fees or other charges are assessed against the accounts in these funds.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


3.   INVESTMENT PROGRAMS(continued)


At December 31, 2000 and 1999, the investments of the Equity Fund consisted of the following:

                                          --------------------------------------------------------------------------------
                                                          2000                                      1999
                                          --------------------------------------------------------------------------------
                                          Number of       Cost          Market       Number of       Cost         Market
                                           Shares                       Value         Shares                      Value
                                          --------------------------------------------------------------------------------
Vanguard Group of Equity Funds:
   Vanguard Windsor II Fund *               641,695   $19,241,916    $17,448,403       696,270   $21,710,644   $17,385,859
   Vanguard PRIMECAP Fund *                 336,328    18,474,398     20,308,985       258,368    12,519,358    16,036,923
   Vanguard Int'l Growth Fund               298,652     5,842,116      5,628,446       275,082     5,239,465     6,186,597
   Vanguard 500 Index Fund                   56,285     6,849,051      6,858,932        46,293     5,378,341     6,264,870
   Vanguard Sm-Cap Index Fund                17,404       406,266        338,329             -             -             -
                                             ------       -------        -------     ---------    ----------    ----------
      Total Vanguard Funds                1,350,364    50,813,747     50,583,095     1,276,013    44,847,808    45,874,249
                                          ---------    ----------     ----------     ---------    ----------    ----------

Fidelity Magellan Fund *                    169,917    20,385,234     20,267,830       160,862    18,649,226    21,978,570
                                            -------    ----------     ----------       -------    ----------    ----------

BlackRock Small Cap. Fund *                 787,415    19,633,023     15,377,629       434,263     9,952,197    13,922,459
                                            -------    ----------     ----------       -------     ---------    ----------

       Total Equity Fund                  2,307,696   $90,832,004    $86,228,554     1,871,138   $73,449,231   $81,775,278
                                          =========   ===========    ===========     =========   ===========   ===========

* At December 31, investment represents 5% of more of the fair value of the Plan's net assets.

(d)       Insurance Contracts:

          Employee contributions are presently used to maintain previously purchased life insurance policies underwritten by First Colony Life Insurance Company of Lynchburg, Virginia. Commissions paid on Insurance Contracts are charged directly against the participants' insurance accounts. This fund continues to be closed to new participants.

(e)       The Common Stock Fund:

          At December 31, 2000 and 1999, the assets of the Common Stock Fund were invested in AMETEK, Inc. common stock. At December 31, 2000, the investment consisted of 336,918 shares having a cost of $6,071,150 and a market value of $8,734,662. At December 31, 1999, such investment consisted of 393,082 shares having a cost of $6,975,910 and a market value of $7,493,131. Shares of AMETEK, Inc. common stock may be purchased by the Trustee on the open market or directly from AMETEK. Brokerage commissions paid are charged against the accounts invested in this Fund.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


3.   INVESTMENT PROGRAMS(continued)

A participant may change his or her contribution percentage election to any fund effective as of the first day of each calendar quarter. In addition, the plan provides for participant-directed investing, whereby participants may change their investment selection within or between investment programs or specific investment funds in which their contributions are invested at any time, subject to certain limitations. The Plan also permits a participant, at any time, to completely discontinue contributions on a prospective basis.

There were approximately 4,500 participants in the Plan at December 31, 2000. Participants generally invest in more than one fund.

4.   LOAN ACCOUNTS RECEIVABLE

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have up to two outstanding loans at any time, the sum of which may not exceed the maximum. Repayment terms of the loan are generally limited to no longer than 60 months from inception. The loans are secured by the balance in the participant's account, and bear interest at rates established by the Plan's administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2000 ranged between 7% and 10.5%.

5.   NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

The components of the net realized gains and losses and the change in the net unrealized gain and loss on equity investments, which are included in investment income, are as follows:

                                                                           Year Ended December 31,
---------------------------------------------------------------------------------------------------------------
                                                                   2000              1999             1998
---------------------------------------------------------------------------------------------------------------
Fixed Income Fund
Realized (loss) gain                                               ($31,488)         ($29,695)          $1,424
Change in net unrealized gain (loss)                                 78,151           (74,114)            (386)
                                                                     ------           --------            -----
Total Fixed Income Fund                                              46,663          (103,809)           1,038
                                                                     ------          ---------           -----


Balanced Fund
Realized loss                                                      (295,827)          (53,935)         (30,993)
Change in net unrealized loss                                       (11,356)          (30,311)        (548,913)
                                                                    --------          --------        ---------
Total Balanced Fund                                                (307,183)          (84,246)        (579,906)
                                                                   ---------          --------        ---------
Equity Fund
Realized gain                                                       748,276           984,854        4,504,036
Change in net unrealized (loss) gain                            (12,929,497)        7,480,246        1,954,763
                                                                ------------        ---------        ---------
Total Equity Fund                                               (12,181,221)        8,465,100        6,458,799
                                                                ------------        ---------        ---------


Common Stock Fund
Realized gain                                                       253,808           285,482          278,678
Change in net unrealized gain (loss)                              2,146,291        (1,552,058)      (2,212,560)
                                                                  ---------        -----------      -----------
Total Common Stock Fund                                           2,400,099        (1,266,576)      (1,933,882)
                                                                  ---------        -----------      -----------


Total net realized and unrealized (loss) gain
    Included in investment income                              ($10,041,642)       $7,010,469       $3,946,049
                                                               =============       ==========       ==========

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


5.   NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS(continued)


The net unrealized gain (loss) on investments included in the Plan's equity is as follows:

                                   ------------------------------------------------------------------------------
                                                                                        Common
                                    Fixed Income       Balanced        Equity            Stock           Total
                                        Fund             Fund           Fund             Fund
-----------------------------------------------------------------------------------------------------------------
Balance December 31, 1997           $         -      $        -      ($1,108,962)     $4,281,839       3,172,877
Change for the year 1998                   (386)       (548,913)       1,954,763      (2,212,560)       (807,096)
                                           -----       ---------       ---------      -----------       ---------
Balance December 31, 1998                  (386)       (548,913)         845,801       2,069,279       2,365,781
Change for the year 1999                (74,114)        (30,311)       7,480,246      (1,552,058)      5,823,763
                                        --------        --------       ---------      -----------      ---------
Balance December 31, 1999                (74,500)      (579,224)       8,326,047         517,221       8,189,544
Change for the year 2000                  78,151        (11,356)     (12,929,497)      2,146,291     (10,716,411)
                                          ------        --------     -----------      -----------    -----------
Balance December 31, 2000                 $3,651      ($590,580)     ($4,603,450)     $2,663,512     ($2,526,867)
                                          ======      ==========     ============     ==========     ============


6.   FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service that the Plan qualifies under Section 401 of the Internal Revenue Code, and is, therefore, exempt from federal income tax. Continued qualification of the Plan is subject to the maintenance of its approved form, or a new Internal Revenue Service determination. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the code and, therefore, believes that the Plan is qualified and the related trust is exempt from Federal income tax.

Under the Plan, contributions will not be taxed to the employee until a distribution from the Plan is made. However, participants who have invested in insurance contracts are subject to ordinary income tax annually on the premiums paid for the life insurance coverage.

7.   EXPENSES

The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. For all Plan years presented, the Company elected to pay such expenses directly.

                     THE AMETEK RETIREMENT AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


8.   DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of Plan equity at December 31, 2000 and 1999, presented in the financial statements in accordance with accounting principles generally accepted in the United States, and the reduction for amounts owed to former participants upon withdrawal and termination from the Plan for the year ended December 31, 2000 compared to the amounts reported on Form 5500. Amounts owed to former participants are reported on the Form 5500 for benefit claims that have been processed but not paid at year-end. Such amounts are not recorded as liabilities under accounting principles generally accepted in the United States.

                                            -----------------------------------------------------------------------
                                             Fixed                                                        Common
                                             Income        Balanced         Equity        Insurance       Stock
                                              Fund           Fund            Fund         Contracts        Fund
-------------------------------------------------------------------------------------------------------------------
Plan Equity
     December 31, 2000:
          Plan equity reported in the
             Financial statements           $46,977,576    $13,647,316    $86,781,782     $421,067      $8,779,229
          Amounts owed to former
             Participants                   (3,115,249)       (495,095)    (2,653,380)           -        (233,912)
                                            -----------       ---------    -----------    --------        ---------
          Plan equity (net assets)
             Reported on Form 5500          $43,862,327    $13,152,221    $84,128,402     $421,067      $8,545,317
                                            ===========    ===========    ===========     ========      ==========

Plan Equity
     December 31, 1999:
          Plan equity reported in the
             Financial statements           $50,635,253    $13,668,077    $82,497,922     $419,059      $7,572,913
          Amounts owed to former
             Participants                    (1,135,168)      (235,701)    (1,414,989)           -         (88,455)
                                             -----------      ---------    -----------    --------         --------
          Plan equity (net assets)
             Reported on Form 5500          $49,500,085    $13,432,376    $81,082,933     $419,059      $7,484,458
                                            ===========    ===========    ===========     ========      ==========

Withdrawals and Terminations
Year ended December 31, 2000:
     Withdrawals and terminations
       reported in the financial
       statements                            $7,480,918     $1,562,641     $7,304,006      $28,755        $832,445
     Add:  Amounts owed to
        Former participants at
        December 31, 2000                     3,115,249        495,095      2,653,380            -         233,912
     Less:  Amounts owed to
        Former participants at
        December 31, 1999                    (1,135,168)      (235,701)    (1,414,989)           -         (88,455)
                                             -----------      ---------    ----------      -------          -------

     Payments to provide benefits
      Reported on Form 5500                  $9,460,999     $1,822,035     $8,542,397      $28,755        $977,902
                                             ==========     ==========     ==========      =======        ========

                                            -----------------------------

                                                Loan          Total
                                              Account
-------------------------------------------------------------------------
Plan Equity
     December 31, 2000:
          Plan equity reported in the
             Financial statements            $5,927,716     $162,534,686
          Amounts owed to former
             Participants                      (213,079)      (6,710,715)
                                               ---------      -----------
          Plan equity (net assets)
             Reported on Form 5500           $5,714,637     $155,823,971
                                             ==========     ============

Plan Equity
     December 31, 1999:
          Plan equity reported in the
             Financial statements            $6,395,692     $161,188,916
          Amounts owed to former
             Participants                       (77,862)      (2,952,175)
                                                --------      -----------
          Plan equity (net assets)
             Reported on Form 5500           $6,317,830     $158,236,741
                                             ==========     ============

Withdrawals and Terminations
Year ended December 31, 2000:
     Withdrawals and terminations
       reported in the financial
       statements                              $663,680      $17,872,445
     Add:  Amounts owed to
        Former participants at
        December 31, 2000                       213,079        6,710,715
     Less:  Amounts owed to
        Former participants at
        December 31, 1999                       (77,862)      (2,952,175)
                                                --------      -----------

     Payments to provide benefits
      Reported on Form 5500                    $798,897       $21,630,985
                                               ========       ===========

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                     The AMETEK Retirement
                                                        and Savings Plan
                                                --------------------------------
                                                         (Name of Plan)


Dated: June 18, 2001                       By:   /s/ John J. Molinelli
                                                --------------------------------
                                                     John J. Molinelli, Member,
                                                     Administrative Committee

                     THE AMETEK RETIREMENT AND SAVINGS PLAN

                                  EXHIBIT INDEX


Exhibit Number              Description
--------------              -----------

     23                     Consent of Independent Auditors